FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS HELD ON APRIL 8, 2008

On April 8, 2008, at 5:00 p.m., at the Company’s headquarters’ located in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luiz Antonio, No. 3.142, the members of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO attended this meeting, called by their Chairman Mr. Abilio dos Santos Diniz in accordance with the By-laws of the Company, who took the Chair and invited me, Marise Rieger Salzano, to assist him. As he started, the Chairman informed that the meeting was called in order to resolve upon the Executive Committee’s Proposal regarding the capital increase of the Company, which after having been read and discussed was approved by unanimous decision of the Directors pursuant to the following terms: “EXECUTIVE COMMITTEE’S PROPOSAL: The Company’s Management proposes (i) a capital increase of the Company by private subscription, from R$ 4,157,421,188.50 (four billion, one hundred fifty seven million, four hundred twenty one thousand, one hundred and eighty eight Brazilian Reais and fifty cents) to R$ 4,430,961,578.80 (four billion, four hundred thirty million, nine hundred sixty one thousand, five hundred and seventy eight Brazilian Reais and eighty cents), with an effective capital increase in the amount of R$ 273,540,390.30 (two hundred seventy three million, five hundred forty thousand, three hundred and ninety Brazilian Reais and thirty cents), upon the issuance of 7,714,055 (seven million, seven hundred fourteen thousand and fifty five) preferred shares, within the limits of the authorized capital set forth in the Company’s By-laws. Referred capital increase is intended to reduce the Company’s indebtedness, and, upon approval, the main section of article 4 of the Company’s By-laws shall read as follows: “ARTICLE 4 (“main section”) – The Company’s capital is R$ 4,430,961,578.80 (four billion, four hundred thirty million, nine hundred sixty one thousand, five hundred and seventy eight Brazilian Reais and eighty cents), fully paid-in and divided into 236,143,409 (two hundred thirty six million, one hundred forty three thousand, four hundred and nine) shares, with no par value, of which 99,679,851 (ninety nine million, six hundred seventy nine thousand, eight hundred and fifty one) are common shares, and 136,463,558 (one hundred thirty six million, four hundred sixty three thousand, five hundred and fifty eight) are preferred shares.” (ii) The issue price is R$35.46 (thirty five Brazilian reais and forty six cents) per preferred share and was determined based on the average price of recent trading sessions.

(iii) The newly issued shares shall confer the same rights and characteristics as the currently existing preferred shares, except that the newly issued shares shall not be entitled to dividends relating to the fiscal year ended December 31, 2007, even if such dividends are declared after the date hereof. (iv) The Company’s shareholders may exercise their preemptive rights during a term of 30 days as from April 10, 2008, ending on May 9, 2008, inclusively. Considering that the Company is not filing a registration statement under the Securities Act of 1933 with respect to the preemptive rights, and no exemption from registration is available, U.S. persons, as defined in Regulation S under the Securities Act of 1933, as amended, will not be able to exercise preemptive rights with respect to this capital increase. (v) The preemptive rights of the shareholders may be exercised in the proportion of 3.376998125% in newly issued preferred shares, in accordance with Article 171 of the Brazilian Corporation Law. (vi) Subsequent to the 30-day term for the exercise of preemptive rights, the shareholders who declared in the subscription bulletin their interest in subscribing for the remaining unsubscribed shares shall exercise the right to subscribe for additional shares within two (2) business days following publication by the Company of a new notice to shareholders. Shares that remain unsubscribed shall be sold on the Stock Exchange. (vii) The payment of the newly issued shares shall be made upon subscription of the shares, in cash, in Brazilian reais, or, at the subscriber’s option, upon capitalization of unquestionable and enforceable credits held by the subscriber against the Company, with expiration date until the date of subscription of shares by the subscriber, provided that proper evidence of such credit is presented to the Company. In this hypothesis, the Company will issue an evidence letter regarding the credit, to be presented by the holder of the credit to Banco Itaú S.A. at the branches listed below. The shareholder that does not hold sufficient credits against the Company to pay in all shares that may be subscribed due to the relevant preemptive rights may pay for a portion of the newly subscribed shares in cash. (viii) Shareholders may transfer their preemptive rights within the 30-day term for the exercise of such preemptive rights. The transfer of the preemptive rights shall be made in a timely manner so as to ensure that the transferred rights can be exercised within the term for exercise of the preemptive rights. (ix) Shares acquired on or after April 10, 2008 shall not be entitled to preemptive rights. The foregoing contains the terms of the proposal to be submitted for approval. São Paulo, April 8, 2008”. There being no further subjects to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were read, approved and signed by the attending members. São Paulo, April 8, 2008. Chairman – Abilio dos Santos Diniz; Secretary - Marise Rieger Salzano. Signed by Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Fábio Schavartsman, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Cândido Botelho Bracher, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger and Michel Alain Maurice Favre.

True and complete copy.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
OAB/SP 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 8, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.